UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F 

Investor Relations PRESS RELEASE

Grupo Televisa and Fintech Agree to Acquire AT&T Mexico

Mexico City, October 13, 2026 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE: TV; BMV: TLEVISA CPO) announced today that a consortium owned 50% by each of the Company and Fintech Holdings Inc. (“Fintech” and, together with the Company, the “Consortium”) has reached an agreement with AT&T, Inc. to acquire AT&T’s wireless telecommunications business in Mexico (“AT&T Mexico”) for a purchase price of US$2 billion, subject to certain adjustments.
The Consortium expects to finance the acquisition through a combination of cash on hand and non-recourse secured debt financing.
AT&T Mexico is the second-largest mobile operator in Mexico, with approximately 24.7 million wireless subscribers as of December 31, 2025, and provides integrated telecommunications services, including mobile telephony, internet, and value-added services, under concession titles granted by the SICT. As of December 31, 2025, AT&T México reported consolidated revenue of 85.4 billion pesos and operating income of 1.4 billion pesos.
The Company anticipates accounting for this acquisition as an investment in a joint venture by using the equity method, based on applicable IFRS Accounting Standards.
The transaction is subject to customary closing conditions, including receipt of regulatory approvals, and is expected to close in the first quarter of 2027.
A Spanish-language information statement (Folleto Informativo) containing a description of the transaction is available at www.bmv.com.mx and www.gob.mx/cnbv.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager/ nespinozam@televisa.com.mx

Media Relations
Tel: (52 55) 5224 6420

Rubén Acosta, Communications General Director / racostamo@televisaunivision.com
Florencia López de Rodas, Communications and Media Director /  flopezd@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: October 13, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel